CUSIP No. 81424D109                                          Page 1 of 32 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                        SECURITY FINANCIAL BANCORP, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    81424D109
                                 (CUSIP Number)

                               Phillip M. Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 4, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 81424D109                                          Page 2 of 32 Pages


================================================================================
   1      NAME OF REPORTING PERSON

          Financial Edge Fund, L.P.
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)|X|
                                                                       (b)[ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

          WC, OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
      NUMBER OF          7  SOLE VOTING POWER

        SHARES              0

     BENEFICIALLY        8  SHARED VOTING POWER

       OWNED BY             166,900

         EACH            9  SOLE DISPOSITIVE POWER

      REPORTING             0

        PERSON           10 SHARED DISPOSITIVE POWER

         WITH               166,900

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          166,900
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                               [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
================================================================================

CUSIP No. 81424D109                                          Page 3 of 32 Pages


================================================================================
   1      NAME OF REPORTING PERSON

          Financial Edge--Strategic Fund, L.P.
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)|X|
                                                                       (b)[ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

          WC, OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
      NUMBER OF          7  SOLE VOTING POWER

        SHARES              0

     BENEFICIALLY        8  SHARED VOTING POWER

       OWNED BY             166,900

         EACH            9  SOLE DISPOSITIVE POWER

      REPORTING             0

        PERSON           10 SHARED DISPOSITIVE POWER

         WITH               166,900

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          166,900
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                               [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
================================================================================

CUSIP No. 81424D109                                          Page 4 of 32 Pages


================================================================================
   1      NAME OF REPORTING PERSON

          PL Capital, LLC
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)|X|
                                                                       (b)[ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

          WC, OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
      NUMBER OF          7  SOLE VOTING POWER

        SHARES              0

     BENEFICIALLY        8  SHARED VOTING POWER

       OWNED BY             166,900

         EACH            9  SOLE DISPOSITIVE POWER

      REPORTING             0

        PERSON           10 SHARED DISPOSITIVE POWER

         WITH               166,900

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          166,900
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                               [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
================================================================================

CUSIP No. 81424D109                                          Page 5 of 32 Pages


================================================================================
   1      NAME OF REPORTING PERSON

          Richard J. Lashley
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)|X|
                                                                       (b)[ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
      NUMBER OF          7  SOLE VOTING POWER

        SHARES              1,000

     BENEFICIALLY        8  SHARED VOTING POWER

       OWNED BY             166,900

         EACH            9  SOLE DISPOSITIVE POWER

      REPORTING             1,000

        PERSON           10 SHARED DISPOSITIVE POWER

         WITH               166,900

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          167,900
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                               [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
================================================================================

CUSIP No. 81424D109                                          Page 6 of 32 Pages


================================================================================
   1      NAME OF REPORTING PERSON

          John Wm. Palmer
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)|X|
                                                                       (b)[ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

          AF, PF
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
      NUMBER OF          7  SOLE VOTING POWER

        SHARES              1,100

     BENEFICIALLY        8  SHARED VOTING POWER

       OWNED BY             166,900

         EACH            9  SOLE DISPOSITIVE POWER

      REPORTING             1,100

        PERSON           10 SHARED DISPOSITIVE POWER

         WITH               166,900

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          168,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                               [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
================================================================================

CUSIP No. 81424D109                                          Page 7 of 32 Pages


          This is Amendment No. 4 to a Schedule 13D filed jointly by Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund"), Financial Edge - Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic"), PL Capital, LLC ("PL Capital"), John W. Palmer and Richard J. Lashley (as earlier amended, the "Original 13D").

          This Schedule 13D relates to the common stock, $.01 par value of Security Financial Bancorp, Inc. (the "Company"). The address of the principal executive offices of the Company is 9321 Wicker Avenue, St. John, Indiana 46373. The joint filing agreement of the members of the Group is attached as Exhibit 1. The following items in the Original 13D are amended to read in their entirety as follows:

Item 2.  Identity and Background

          (a)-(c) This statement is filed by Mr. John Palmer, individually, with respect to stock owned by him, and by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by Mr. Palmer and Mr. Lashley, which are shares of Common Stock held in the name of Financial Edge Fund and Financial Edge Strategic, in Mr. Palmer's and Mr. Lashley's capacities as the Managing Members of PL Capital, which is the General Partner of Financial Edge Fund and Financial Edge Strategic. The business address of Mr. Palmer and Mr. Lashley is PL Capital, LLC, 2015 Spring Road, Suite 290, Oak Brook, Illinois 60523. Mr. Palmer and Mr. Lashley serve as the Managing Members of PL Capital, which is the General Partner of Financial Edge Fund and Financial Edge Strategic. The principal employment of Mr. Palmer and Mr. Lashley is investment management.

          (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no member of the Group (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) All of the individuals who are members of the Group are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

          The amount of funds expended to date by Financial Edge Fund to acquire the 156,900 shares of Common Stock it holds in its name is $1,718,920. Such funds were provided in part from Financial Edge Fund's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

CUSIP No. 81424D109                                          Page 8 of 32 Pages


          The amount of funds expended to date by Financial Edge Strategic to acquire the 10,000 shares of Common Stock it holds in its name is $108,150. Such funds were provided in part from Financial Edge Strategic's available capital and, from time to time, in part by margin account loans from subsidiaries of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), extended in the ordinary course of business.

          The amount of funds expended to date by John Palmer to acquire the 100 shares of Common Stock he holds in his name is $1,289.

          All purchases of Common Stock made by members of the Group using funds borrowed from Bear Stearns or DLJ, if any, were made in margin transactions on those firms' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.  Purpose of Transaction

          The purpose of the acquisition of the shares of Common Stock by members of the PL Capital Group is to profit from the appreciation in the market price of the Common Stock through the assertion of stockholder rights. The Group expects to actively assert stockholder rights, in the manner described below, with the intent to influence the policies of the Company.

          Beginning in March, 2000, on several occasions, members of the Group met with and had discussions with John Hyland, CEO of the Company, and other members of the Company's management to suggest ways for the Company to maximize short and long-term value for all stockholders.

          During such discussions the Group suggested that the Company had a significant opportunity to create stockholder value over a reasonable time frame by:

          (1) Aggressively repurchasing its Common Stock in the open market, beginning at the earliest possible opportunity permitted by its banking regulators (i.e., six months after the IPO date, in the Company's instance, July 2000), regardless of whether or not the stock option and MRP plans have been approved by stockholders;

          (2) Aggressively reducing overhead expense ratios, which, despite some progress, were still currently well in excess of its peer groups;

          (3) Prudently leveraging the capital raised, being careful to preserve the Company's flexibility to repurchase the maximum number of shares of Common Stock permitted by its banking regulators; and

CUSIP No. 81424D109                                          Page 9 of 32 Pages


          (4) Constantly monitoring the opportunities available to the Company to maximize stockholder value through sale of the Company, if such a strategy provides a demonstrable increase in stockholder value over a strategy of remaining independent.

          By letter dated May 19, 2000, in compliance with the Company's By-Laws, Mr. Palmer notified the Company of his intention to nominate himself and Mr. Lashley for election to the Board of Directors of the Company at its 2000 Annual Meeting of Stockholders (the time and date of which have not yet been announced by the Company). A copy of that letter is attached as Exhibit 2. By letter dated May 19, 2000, Mr. Palmer requested a copy of the Company's most recent stockholder list and other related items. A copy of that letter is attached as Exhibit 3.

          On August 29, 2000, the Group filed preliminary proxy materials with the United States Securities and Exchange Commission (the "SEC") for the solicitation of proxies for the election of Messrs. Palmer and Lashley to the Board of Directors of the Company at the 2000 Annual Meeting. On August 30, 2000, the Group filed additional soliciting material with the SEC and sent copies of that material to stockholders of the Company. Copies of both the preliminary proxy and the additional soliciting material are available for free at the SEC's web site at www.sec.gov.

          On September 8, 2000, the Group executed a Standstill Agreement with the Company whereby Messrs. Palmer and Lashley were appointed to the Board of Directors of the Company and certain other agreements were made between the Group and the Company. A copy of that Standstill Agreement is attached as
Exhibit 4. Also on September 8, 2000, in accordance with the Standstill Agreement the Group withdrew its preliminary proxy materials from review by the SEC. A copy of that letter is attached at Exhibit 5.

          On August 22, 2001, members of the Group filed a complaint in the Court of Chancery for the State of Delaware in and for New Castle County. The named defendants are the Company and certain directors of the Company. The complaint requests declaratory relief arising from the failure of the defendants to give and to cause to be disseminated effective public notice of the upcoming 2001 annual meeting of the Company. A copy of that complaint, together with the exhibits attached to the complaint, is attached as Exhibit 6.

          On September 4, 2001, members of the Group filed an amended version of the complaint filed on August 22, 2001. The amended complaint added a count with respect to breach of fiduciary duty, based upon the Company's filing of a Form 8-K on August 29, 2001. A copy of that amended complaint is attached as Exhibit
7. Also on September 4, 2001, the Group sent a letter to the Company with respect to the same Form 8-K. A copy of that letter is attached as Exhibit 8.

          Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D,

CUSIP No. 81424D109                                          Page 10 of 32 Pages


no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Company

          The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,938,460, reported as the number of outstanding shares as of May 1, 2001, on a Form 10-QSB filed on May 15, 2001. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System. Members of the Group collectively beneficially own an aggregate of 169,000 shares of the Company.

(A)  Financial Edge Fund

     (a)-(b) See cover page.

     (c) Financial Edge Fund has made no purchases of Common Stock in the last 60 days.

     (d) Because they are the Managing Members of PL Capital, the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)  Financial Edge Strategic

     (a)-(b) See cover page.

     (c) Financial Edge Strategic has made no purchases or sales of Common Stock in the last 60 days.

     (d) Because they are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)  PL Capital

CUSIP No. 81424D109                                          Page 11 of 32 Pages


     (a)-(b) See cover page.

     (c)  PL Capital has made no purchases or sales of Common Stock.

     (d) Because they are the Managing Members of PL Capital, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital. PL Capital is the general partner of Financial Edge Fund and Financial Edge Strategic. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund and Financial Edge Strategic.

(D)  Mr. John Palmer

     (a)-(b) See cover page.

     (c) Mr. Palmer has made no transactions with respect to the Common Stock since the most recently filed amendment to the Original 13D.

(E)  Mr. Richard Lashley

     (a)-(b) See cover page.

     (c) Mr. Lashley has made no transactions with respect to the Common Stock since the most recently filed amendment to the Original 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

          Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. PL Capital, as general partner of the Financial Edge Fund and Financial Edge Strategic, is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Item 7.  Material to be Filed as Exhibits

         No.   Description
         ---   -----------
          1    Joint Filing Agreement.*
          2    Letter from John Palmer to the Company, dated May 19, 2000.*

CUSIP No. 81424D109                                          Page 12 of 32 Pages


          3    Letter from John Palmer to the Company, dated May 19, 2000.*
          4    Standstill Agreement between the Company and the Group, dated
               September 8, 2000.*
          5    Letter from Phillip M. Goldberg, counsel to the Group, to the
               SEC, dated September 8, 2000.*
          6    Complaint filed by the Group against the Company and others on
               August 22, 2001.*
          7    Amended complaint filed by the Group against the Company and others on September 4, 2001.
          8    Letter from John Palmer and Richard Lashley to the Company, dated September 4, 2001.

          *Filed as part of the Original 13D.

CUSIP No. 81424D109                                          Page 13 of 32 Pages



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    September 4, 2001

                                    FINANCIAL EDGE FUND, L.P.

                                    By: PL CAPITAL, LLC
                                        General Partner

                                    By:    /s/ John Palmer   /s/ Richard Lashley
                                           John Palmer       Richard Lashley
                                           Managing Member   Managing Member

                                    FINANCIAL EDGE - STRATEGIC FUND, L.P.

                                    By: PL CAPITAL, LLC
                                        General Partner

                                    By:    /s/ John Palmer   /s/ Richard Lashley
                                           John Palmer       Richard Lashley
                                           Managing Member   Managing Member


                                    PL CAPITAL, LLC

                                    By:    /s/ John Palmer   /s/ Richard Lashley
                                           John Palmer       Richard Lashley
                                           Managing Member   Managing Member


By:  /s/ John Palmer                    By:  /s/ Richard Lashley
     John Palmer                             Richard Lashley